SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unaudited Condensed Consolidated Interim
Financial Statements under U.S. GAAP

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2005 and December 31, 2004
with report of Independent Registered Public
Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéras Inteligentes S.A. and subsidiaries as of June 30, 2005 and the related condensed consolidated statements of income for the three-month and six-month periods ended June 30, 2005 and 2004, the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2005 and 2004 and the condensed consolidated statements of shareholders’ equity for the three-month period ended June 30, 2005. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible to financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, cash flows and shareholders equity for the year then ended not presented herein, and in our report dated February 22, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
July 15, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Brazilian Reais)

	June 30	December 31
	2005	2004

ASSETS	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	174,307	405,730
Short-term investments	768,479	443,361
Receivables, less allowance (2005 – R$4,233;
2004 – R$3,547)	483,944	386,370
Inventories	24,011	21,038
Recoverable taxes and current deferred tax	19,921	10,657
Prepaid expenses	23,125	34,184
Other current assets	6,867	3,389

Total current assets	1,500,654	1,304,729

PROPERTY AND EQUIPMENT
Pre-delivery deposits	170,215	43,447
Flight equipment	172,073	102,197
Other property and equipment	14,315	29,703

	356,603	175,347
Less accumulated depreciation	(58,929)	(43,989)

Property and equipment, net	297,674	131,358

OTHER ASSETS
Deposits for aircraft leasing contracts	22,892	22,884
Prepaid aircraft and engine maintenance	322,471	266,532
Other	12,701	8,781

Total other assets	358,064	298,197

TOTAL ASSETS	2,156,392	1,734,284

See accompanying notes to Condensed Consolidated Interim Financial Statements.

	June 30	December 31
	2005	2004

LIABILITIES AND SHAREHOLDERS’ EQUITY	(Unaudited)

CURRENT LIABILITIES
Accounts payable	33,576	36,436
Air traffic liability	190,684	159,891
Payroll and related charges	45,420	51,041
Operating leases payable	10,837	10,107
Short-term borrowings	124,556	118,349
Sales tax and landing fees	49,874	51,515
Insurance premium payable	-	24,060
Dividends payable	663	60,676
Other current liabilities	6,744	5,739

Total current liabilities	462,354	517,814

OTHER LIABILITIES
Long-term vendor payable	-	9,238
Deferred income taxes, net	66,200	44,493
Provisions for contingencies	11,190	10,351
Other liabilities	2,729	3,935

	80,119	68,017

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Preferred shares, Class A and Class B, no par value,
85,820,557 shares issued and outstanding at June 30,
2005 (78,094,746 at December 31, 2004)	828,637	564,634
Common shares, no par value, 109,448,497 shares
authorized, issued and outstanding at June 30, 2005
and December 31, 2004	41,500	41,500
Additional paid in capital	50,031	49,305
Deferred compensation expenses	(7,432)	(10,059)
Appropriated retained earnings	18,352	18,352
Unappropriated retained earnings	689,182	484,721
Accumulated other comprehensive loss	(6,351)	-

Total shareholders’ equity	1,613,919	1,148,453

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	2,156,392	1,734,284

See accompanying notes to Condensed Consolidated Interim Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of Brazilian Reais, except per share amounts)

	Three-Months ended 30 June		Six-Months ended 30 June
	2005	2004	2005	2004

NET OPERATING REVENUES
Passenger	524,491	373,785	1,089,672	788,654
Cargo and Other	37,677	11,741	61,655	29,964

Total net operating revenues	562,168	385,526	1,151,327	818,618

OPERATING EXPENSES
Salaries, wages and benefits	56,542	30,053	111,189	68,498
Aircraft fuel	192,618	97,091	338,788	190,636
Aircraft rent	62,390	49,343	114,259	96,673
Aircraft insurance	7,467	5,911	13,429	11,834
Sales and marketing	78,576	53,766	150,657	107,857
Landing fees	21,395	13,218	40,441	26,858
Aircraft and traffic servicing	19,605	19,247	37,371	32,732
Maintenance materials and repairs	10,447	3,453	24,295	14,215
Depreciation	8,275	4,786	15,078	9,312
Other operating expenses	19,876	15,883	43,597	31,613

Total operating expenses	477,191	292,751	889,104	590,228

OPERATING INCOME	84,977	92,775	262,223	228,390

OTHER EXPENSE
Interest expense	(5,284)	(2,891)	(10,445)	(4,323)
Capitalized interest	5,677	-	9,121	-
Exchange variation loss	(1,681)	-	(391)	-
Financial income	36,248	23,156	65,384	26,370
Other	(9,838)	-	(15,032)	-

INCOME BEFORE INCOME TAXES	110,099	113,040	310,860	250,437

Income taxes current	(25,074)	(26,660)	(86,405)	(62,852)
Income taxes deferred	(11,648)	(13,151)	(19,994)	(23,700)

NET INCOME	73,377	73,229	204,461	163,885

EARNINGS PER SHARE:
Earnings per share, basic	0.38	0.42	1.07	0.95
Earnings per share, diluted	0.38	0.42	1.07	0.95

See accompanying notes to Condensed Consolidated Interim Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of Brazilian Reais)

	Six months ended
	June 30,

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES	204,461	163,885
Net income
Adjustments to reconcile net income to net cash provided by
operating activities
Amortization of deferred compensation	3,353	883
Depreciation	15,078	9,312
Provision for doubtful accounts receivable	-	(288)
Deferred income taxes	19,994	23,700
Changes in operating assets and liabilities
Receivables	(97,574)	(31,271)
Inventories	(2,973)	(1,254)
Prepaid expenses, other assets and recoverable taxes	(5,602)	2,398
Accounts payable and long-term vendor payable	(12,098)	(15,546)
Deposits for aircraft and engine maintenance	(55,939)	(66,712)
Operating leases payable	(478)	6,393
Air traffic liability	30,793	(19,401)
Payroll and related charges	(5,623)	(10,640)
Sales tax an landing fees, insurance premium payable, dividends	(28,493)	(16,580)
payable and other liabilities

Net cash provided by operating activities	64,899	44,879

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	(8)	(3,667)
Acquisition of property and equipment	(54,626)	(14,652)
Pre-delivery deposits	(126,768)	(27,096)
Purchase of short-term securities	(325,118)	-

Net cash used in investing activities	(506,520)	(45,415)

CASH FLOWS FROM FINANCING ACTIVITIES
Short term borrowings, net	6,208	88,641
Issuance of preferred shares	258,123	462,044
Deferred Income tax on issuance costs	5,880	-
Obligations with related parties	-	(270)
Dividends Paid	(60,013)	-

Net cash provided by financing activities	210,198	550,415

NET INCREASE IN CASH AND CASH EQUIVALENTS	(231,423)	549,879

Cash and cash equivalents at beginning of the period	405,730	146,291

Cash and cash equivalents at end of the period	174,307	696,170

Supplemental disclosure of cash flow information

Interest paid net of amount capitalized	1,324	3,999
Income tax paid	82,860	61,857

Disclosure of non cash transactions
Tax benefit contributed by shareholders	-	29,188

See accompanying notes to Condensed Consolidated Interim Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (UNAUDITED)

(In thousands of Brazilian Reais, except for share information)

									Accumulated
					Additional				other
	Common Shares		Preferred Shares		paid in	Deferred	Retained earnings		comprehensive

	Shares	Amount	Shares	Amount	capital	compensation	Appropriated	Unappropriated	income	Total

Balance at December 31, 2004	109,448,497	R$ 41,500	78,094,746	R$ 564,634	R$ 49,305	R$ (10,059)	R$ 18,352	R$ 484,721	-	R$ 1,148,453
Insuance of preferred share on April 27, 2005	-	-	5,520,811	184,454	-	-	-	-	-	184,454
Insuance of preferred share on May 2, 2005	-	-	2,205,000	73,669	-	-	-	-	-	73,669
Deferred compensation	-	-	-	-	726	(726)	-	-	-	-
Deferred income taxes on issuance costs	-	-	-	5,880	-	-	-	-	-	5,880
Amortization of deferred compensation	-	-	-	-	-	3,353	-	-	-	3,353
Change in fair value of derivatives	-	-	-	-	-	-	-	-	(6,351)	(6,351)
Net income	-	-	-	-	-	-	-	204,461	-	204,461

Balance at June 30, 2005	109,448,497	41,500	85,820,557	828,637	50,031	(7,432)	18,352	689,182	(6,351)	1,613,919

						June	December
						30, 2005	31, 2004

Change in fair value of derivatives net of tax						(6,351)	-
Net income						204,461	384,710

Total comprehensive income						R$ 198,110	R$ 384,710

See accompanying notes to Condensed Consolidated Interim Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

1. Business Overview

GOL Linhas Aéreas Inteligentes S.A. (the Company or GLAI) is the parent company of GOL Transportes Aéreos S.A. (GOL), the only low-fare, low-cost airline operating in Brazil providing frequent service on routes between all of Brazil’s major cities. GOL focuses on increasing the growth and profitability of its business by popularizing air travel and stimulating and meeting demand for simple, safe and affordable air travel in South America for both business and leisure passengers, while having the lowest costs in the airline industry worldwide.

GOL commenced operations on January 15, 2001 and, as of June 30, 2005, had a fleet of 34 aircraft, consisting of 20 Boeing 737-700, 9 Boeing 737-800 Next Generation and 5 Boeing 737-300 aircraft. During the quarter ended June 30, 2005, the Company inaugurated 1 new destination – São José do Rio Preto (SP) - increasing the number of cities served to 40 (June 30, 2004 – 36) and airports served to 42 (June 30, 2004 – 37), in Brazil and Argentina.

In January 2005, the Company obtained authorization by the Comissão de Estudos Relativos à Navegação Aérea Internacional (CERNAI) to operate regularly-scheduled flights from Brazil to Santa Cruz de La Sierra, Bolivia, which are expected to begin during the second half of 2005. In May 2005, the Company obtained authorization by the CERNAI to operate regularly-scheduled flights from Brazil to Montevideo, Uruguay, and Asunción, Paraguay, which are expected to begin during the fourth quarter of 2005.

On April 28, 2005 the Company successfully completed a global public offering of preferred shares as further detailed in note 7.

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares as at June 30, 2005:

	Common	Preferred	Total

Aeropar Participações S.A.	100.00%	36.70%	72.18%
Comporte Participações S.A.	-	3.90%	1.72%
BSSF Air Holdings LLC	-	1.19%	0.52%
Public Market	-	58.21%	25.58%

	100.00%	100.00%	100.00%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

2. Basis of Presentation of the Condensed Consolidated Interim Financial Statements

These unaudited condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”), using Brazilian Reais as functional and reporting currency. The average exchange rates for the second quarter of 2005 and 2004 were R$2.5285 and R$2.9913, respectively, per US dollar. The exchange rate at June 30, 2005 was R$2.3504. The accounting principles adopted under US GAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the three and six-month periods ended June 30, 2005 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2005. The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2004.

For further information, refer to the consolidated financial statements for the year ended December 31, 2004 and footnotes thereto included in the Company’s financial statements filled with the SEC.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
(Unaudited)
(In thousands of Brazilian Reais)

3. Significant Accounting Policies

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2004.

Cash and cash equivalents and short-term investments. The Company's short-term investment portfolio consists of traditional fixed maturities securities, which are readily convertible into cash and are primarily highly liquid in nature. Certain of the investments which have original maturities of 90 days or less, when purchased, are classified as cash and cash equivalents. Other short-term investments are classified as trading securities, as defined by the FASB Statement 115, "Accounting for Certain Investments in Debt and Equity Securities," and are carried at their fair values based upon the quoted market prices at period end. Accordingly, changes in values of such investments are included in interest income.

Advertising. Advertising costs, which are included in sales and marketing expenses, are expensed as incurred. Advertising expense for the six-month period ended June 30, 2005 and 2004 amounted to R$17,126 and R$12,541 respectively.

The Company currently expects to adopt SFAS 123R effective January 1, 2006. In addition, the Company has not yet determined the financial statement impact of adopting SFAS 123R for periods beyond 2005.

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

3. Significant Accounting Policies (Continued)

	Six months ended June 30

	2005	2004

Net income, as reported	204,461	163,885
Add: Stock-based employee compensation using intrinsic value	3,353	883
Deduct: Stock-based employee compensation expense determined
under the fair value method	(2,564)	(1,629)

Pro forma net income	205,250	163,139

Earnings per common and preferred shares:

Basic as reported	1.07	0.95
Basic pro forma	1.08	0.95

Diluted as reported	1.07	0.95
Diluted pro forma	1.08	0.94

The fair value for these stock options was estimated at the date of grant using the Black Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 23%, weighted average risk-free interest rate of 17%, and an expected average life of 1.5 years.

Derivative financial instruments. The Company accounts for derivative financial instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended. To help mitigate the Company’s overall foreign currency and fuel volatility risks, the Company primarily uses foreign exchange and fuel contracts. These instruments primarily consist of purchased call options, collar structures, and fixed-price swap agreements, and are accounted for as cash-flow hedges, as defined by SFAS 133. Since there is not a futures market for Brazilian jet fuel prices, the Company uses crude oil derivatives to hedge its exposure to the volatility of fuel prices. The Company believes there is strong correlation between crude oil and Brazilian jet fuel prices and measures the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133. The fair value of fuel of fuel derivative instruments, depending on the type of instrument, was determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. All changes in fair value that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying exchange exposure is realized and fuel is consumed. See Note 11 for further information on SFAS 133 and financial derivative instruments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

3. Significant Accounting Policies (Continued)

Comprehensive Income. Comprehensive income includes changes in the fair values of derivatives instruments, which qualify for hedge accounting in accordance with SFAS 133.

4. Cash and Cash Equivalents and Short-Term Investments

	June 30,	December 31,
	2005	2004

Cash and cash equivalents
Cash on hands	14,527	7,275
Investments in local currency
Financial investment funds	49,813	32,482
Managed account	109,967	199,170
Bank Deposit Certificates – CDBs	-	140,233

	159,780	371,885
Investments in foreign currency
Financial Investment Funds and Public Securities	-	26,570

Total cash and cash equivalents	174,307	405,730

Short-term investments
Managed account	768,479	443,361

Total short-term investments	768,479	443,361

	942,786	849,091

The Company’s short-term investment in Bank Deposit Certificates (CDBs) has average earnings of approximately 1.45% per month, net of taxes, based on the CDI variation (Interbank Deposit Certificate), the redemption of which may occur at any time.

Investment funds have average earnings of approximately 1.29% per month, net of taxes. Earnings of the quotas redeemed in less than 30 days, before income tax levy, as from the investment date, are subject to Tax on Financial Operations (IOF).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

4. Cash and Cash Equivalents and Short-Term Investments (Continued)

The managed account offers daily liquidity. This managed account invests in other investment funds that adopt strategies with derivatives as an integral part of their investment policy. The breakdown of the managed account portfolio is as follows:

	June 30,	December 31,
	2005	2004

Cash and cash equivalent	109,967	199,170
Short-term investment
Trading securities	317	-
Bank Deposit Certificates – CDB	309,905	146,048
Public securities (LFT, LTN and LFTO)	458,257	286,930
OverNight	-	10,383

	768,479	443,361

Total managed account	878,446	642,531

5. Receivables

Receivables are summarized as follows:

	June 30,	December 31,
	2005	2004

Credit cards net of commissions	426,295	348,306
Account holders – cargo and tickets	5,273	4,573
Travel agencies	49,524	33,013
Other	7,085	4,025

	488,177	389,917
Allowance for doubtful accounts	(4,233)	(3,547)

	483,944	386,370

At June 30, 2005, credit card receivables, amounting to R$84,000, were pledged as guarantee of the Banco Bradesco overdraft account.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

6. Short-term Borrowings

At June 30, 2005, the Company had six revolving lines of credit. One of the revolving lines of credit is secured by the Company’s credit card receivables and allows for borrowings of up to R$84,000. As of June 30, 2005, there were no outstanding borrowings under this facility. The Banco do Brasil and Safra credit facilities allow for combined borrowings of up to R$122,000. Another two revolving credit facilities (Banco Santander) are secured by a Company investment in a Bank Certificate of Deposit - CDB and allow for borrowings of up to R$20,000.

The outstanding amounts under the Company’s credit facilities as of June 30, 2005 and December 31, 2004 are as follows:

			Credit	June, 30	December 31,
Contract	Interest rate	Guarantee	Limit	2005	2004

Banco Safra	108 % do CDI	Promissory notes	120,000	117,555	91,507
Banco Santander	109 % do CDI	Certificate of deposit	20,000	5,886	20,746
Unibanco	109 % do CDI	Guarantee clean	30,000	1,115	1,019
Unibanco	109 % do CDI	Credit card receivables	20,000		-
Banco do Brasil	108 % do CDI	Promissory notes	2,000	-	5,077
Banco Bradesco	104 % do CDI	Credit card receivables	64,000	-	-

				124,556	118,349

7. Shareholders’ Equity

Global Share Offering

On April 27, 2005, the Company priced a public offering of 14,700,000 of its preferred shares at a price of US$27.88 per American Depositary Share (ADS; each ADS represents 2 preferred shares), consisting of 5,520,811 preferred shares offered by GOL and 9,179,189 of preferred shares offered by a selling shareholder, BSSF Air Holdings LLC (an affiliate of AIG Capital Partners). The preferred shares were offered in the form of American depositary shares, or ADSs, in an international offering and in the form of preferred shares in a concurrent Brazilian offering registered with the Comissão de Valores Mobiliários, the Brazilian Securities Commission. The Company intends to use the majority of the net proceeds from this offering, in the approximately amount of R$238,7 million, for the purchase and lease of the additional Boeing 737 Next Generation aircraft. On May 2, 2005, the Company issued 2,205,000 of its preferred shares at a price of US$27.88 per ADS following the exercise of a share purchase option by a financial institution, in connection with the public offering.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

7. Shareholders’ Equity(Continued)

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law. The dividends for the year ended December 31, 2004 was R$60,676 (R$26,503 in 2003). The proposed dividends were ratified for payment at the annual shareholders meeting held on April 11, 2005 and were fully paid during April 2005. Net income determined in accordance with Brazilian corporation law for the six-month period ended June 30, 2005 was R$162,775 (R$55,066 for the period ended June 30, 2004). Shareholder’s equity determined in accordance with Brazilian corporation law for the six-month period ended June 30, 2005 was R$1,437,928.

8. Stock Option Plans

At shareholders meetings held on May 25 and December 9, 2004, the Company’s shareholders approved an executive stock option plan for key senior executive officers. On April 25, 2004, the Company issued to executive officers stock options to purchase up to 937,412 of its preferred shares at an exercise price of R$3.04 per share (determined based on the book value of GOL before the creation of GLAI). Fifty percent of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter ending subsequent to October 25, 2004, on a pro rata basis, through the second quarter of 2006. Each option will expire two years after the vesting date. The fair value of option at the date of the grant was R$24.50. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$20,117, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

On December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. Initially, 87,418 of the Company’s preferred shares have been reserved for issuance under this plan. On January 19, 2005, the Company issued stock options to 17 key employees to purchase up to 87,418 of its preferred shares at an exercise price of R$33.06 per share, (the volume weighted average price for the 60 previous trading days). The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each option at the date of the grant was R$37.96, the preferred share price at January 19, 2005. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$726, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

8. Stock Option Plans (Continued)

Transactions are summarized as follows:

	Stock	Weighted-Average
	Option	Exercise Price

Outstanding at December 31, 2004	937,412	3.04
Granted	87,418	33.06

Outstanding at June 30, 2005	1,024,830	19.05

Shares exercisable at December 31, 2004	468,706	3.04
Shares exercisable at June 30, 2005	624,941	3.04

The weighted-average fair values at date of grant for options granted, as of December 31, 2004 and June 30, 2005, were R$21.27 and R$22.38, respectively, and were estimated using the Black Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 23%, weighted average risk-free interest rate of 17%, and an expected average life of 1.5 years.

9. Lease and Other Commitments

The Company leases all aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At June, 2005, the Company leased 34 aircraft under operating leases (as compared to 27 aircraft at December 31, 2004), with initial lease term expiration dates ranging from 2006 to 2011.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at June 30, 2005 in thousands of US dollars were as follows:

		R$			US$

	Aircraft	Other	Total	Aircraft	Other	Total

2005	114,842	5,757	120,599	48,861	2,449	51,310
2006	224,677	10,412	235,089	95,591	4,431	100,022
2007	213,569	9,287	222,856	90,865	3,951	94,816
2008	144,867	7,945	152,812	61,635	3,380	65,015
2009	106,077	4,579	110,656	45,131	1,948	47,079
After 2009	59,901	2,261	62,162	25,485	962	26,447

Total minimum
Lease payments	863,933	40,241	904,174	367,568	17,121	384,689

In January 2005, the Company signed new operational leasing contracts for four aircraft consisting of two Boeing 737-800 Next Generation aircraft and two Boeing 737-700 aircraft, that were received in March, April and May of 2005.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

9. Lease and Other Commitments (Continued)

In April 2005, the Company signed new operating lease contracts for three Boeing Next Generation aircraft (two 737-800 and one 737-700), which were received during the second quarter of 2005.

The Company has a contract with Boeing for the purchase of up to 63 737-800 Next Generation aircraft, under which the Company has 30 firm orders and 33 options.

The firm orders have an approximate value of R$5,280 million based on the aircraft list price (corresponding to approximately US$1,980 million). Currently, six firm order aircraft are to be delivered in 2006, 13 in 2007, 7 in 2008 and 4 in 2009. The options are exercisable for deliveries between 2005 and 2010.

As of June 30, 2005 the Company has made deposits in the amount of R$170,215 (US$73,944 million) related to the orders described above. The Company makes payments for aircraft acquisition utilizing the proceeds from equity financings, cash flow from operations, short-term credit lines and supplier financing.

The estimated future annual payments for the 63 aircraft, including both firm orders and options, based on the aircraft list price, at June 30, 2005, and calculated at the year-end exchange rate, is as follows:

	In thousands of	Translation into
	Brazilian Reais	thousands of US$

2005	195,697	83,261
2006	1,108,905	471,794
2007	4,696,421	1,998,137
2008	2,356,758	1,002,705
2009	1,218,248	518,316

Total	9,576,029	4,074,213

The Company plans to finance up to 85% of the value of purchased aircraft with long-term financing guaranteed by the U.S. Exim Bank.

The Company has a non-cancelable agreement for the use of the Open Skies system for selling tickets. This agreement expires in 2014, and can be extended at the Company’s option. The total future payment under this agreement is dependent upon the number of passengers transported and has a minimum annual payment of R$333. In the three-month period ended June 30, 2005, the amount paid related to the use of the Open Skies was R$4,153 (R$4,506 in June 30, 2004).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

10. Contingencies

At June 30, 2005 the reserves for contingent losses are summarized as follows:

	June 30,	December 31,
	2005	2004

Labor claims	260	289
Civil claims	1,517	1,281
Fiscal claims	9,413	8,781

	11,190	10,351

There are certain judicial proceedings against the Company pending judgment for unpaid ICMS on aircraft imports via leasing operations. Based on the opinion of its legal advisors that an unfavorable outcome on such proceedings is not probable, the Company has not established a reserve for this matter.

The Company is party to legal proceedings and claims that arise during the ordinary course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on the Company’s financial position, results of operations and cash flows, it is the Company’s opinion, after consulting with its outside counsel, that the ultimate disposition on such suits will not have a material adverse effect on its financial position, results of operation or cash flows. The fiscal claims reserve for contingent losses represents the total exposure of loss, including interests and penalties.

11. Financial Instruments and Concentration of Risk

At June 30, 2005 and December 31, 2004, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. The Company maintains cash deposits with highly-rated financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies and travel agencies. These receivables are short-term and the majority of them settle within 30 days.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

11. Financial Instruments and Concentration of Risk (Continued)

The Company’s revenue is generated in Brazilian reais (and a small portion in Argentine pesos from flights between Argentina and Brazil), however its liabilities, particularly those related to aircraft leasing, are US dollar-denominated. The Company’s currency exchange exposure at June 30, 2005 is as set forth below:

	June 30,	December 31,
	2005	2004

Assets
Cash and cash equivalents	(10,054)	(27,020)
Guarantee deposits on aircraft leasing contracts	(30,866)	(33,559)
Prepaid expenses of leasing	(12,063)	(9,885)
Advances to suppliers	(6,989)	(5,984)
Others	-	-

Total obligation in U.S. dollars	(59,972)	(76,448)
Liabilities
Foreign suppliers	3,321	8,218
Leasing payable	13,057	14,044
Insurance premium payable	-	24,060
Other	-	2,600

	16,378	48,922

Exchange exposure	(43,594)	(27,526)

Exchange exposure in thousands of U.S. dollars	(18,547)	(10,369)

Off-balance sheet transactions exposure
Operating Leases for all remaining	896,542	759,304
Aircraft commitments	4,654,792	2,997,000

Total exchange exposure	5,507,740	3,728,778

Total exchange exposure in thousands of U.S. dollars	2,343,320	1,404,754

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

11. Financial Instruments and Concentration of Risk (Continued)

a) Fuel

The Company is exposed to the effect of changes in the price and availability of aircraft fuel. To manage these risks, the Company enters into crude oil option and swap agreements. Prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel price. The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. The change in fair value of the Company’s financial derivative instruments at June 30, 2005, related to contracts to buy up to 270,000 barrels of crude oil in the nominal amount of US$15.3 million, with longest remaining term of two months, was a net asset of approximately R$2,223, which was classified in “other current assets” in the Balance Sheet.

Due to the volatility in markets for crude oil and crude oil related products, the Company is unable to predict the amount of ineffectiveness each period, which may result in increased volatility in the Company’s results. During the three months ended June 30, 2005, the Company recognized a R$1,097 gain recorded in other income related to fuel derivative contracts in accordance with SFAS 133.

At December 31, 2004, the Company had derivative contracts to buy up to 120,000 barrels of crude oil in the nominal amount of US$5.1 million and fair value of US$ 5.2 million with a one-month. Changes in fair value of such derivative contracts were R$1,466 during 2004, which was recorded as financial income.

b) Exchange rates

The Company is exposed to the effect of changes in the USD exchange rate. Exchange exposure relates to amounts payable arising from USD-denominated and USD-linked expenses and payments. To manage these risks, the Company uses USD options and futures contracts. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. The change in the fair value of the Company's financial derivative instruments at June 30, 2005, related to option and future contracts of U.S. dollar currency in the nominal amount of US$15.9 million, with a longest remaining term of six months, was a net reduction of current assets of R$8,574 (equivalent to US$3,648) classified in “other current assets.”

During the three months ended June 30, 2005, R$20,060 in exchange rate hedging activities were recorded as operating expenses in accordance with SFAS 133.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

12. Income Taxes

a) Deferred income taxes

The deferred income taxes computation is summarized as follows:

	June 30,	December 31,
	2005	2004

Deferred tax assets
Deferred tax benefit contributed by shareholders	R$ 22,377	R$ 25,296
Contingencies	3,805	3,519
Allowance for doubtful accounts	1,439	2,943
Preferred shares issuance costs	13,614	11,589
Temporary differences	(197)	,244

Total deferred tax assets	41,038	43,591
Deferred tax liabilities
Property and equipment	-	(1,093)
Maintenance deposits	(107,238)	(86,991)

Total deferred tax liabilities	(107,238)	(88,084)

Net deferred tax liabilities	R$ (66,200)	R$ (44,493)

b) Income statement

The following current and deferred income taxes amounts were recorded in the statement of operations:

	Six-months ended June 30,
	2005	2004

Current	R$ 86,405	R$ 62,852
Deferred expense	19,994	23,700

	R$ 106,399	R$ 86,552

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at June 30, 2005 and December 31, 2004, is as follows:

	Six-months ended June 30,
	2005	2004

Income before income taxes	R$ 310,860	R$ 250,437
Nominal composite rate	34%	34%

Income tax by the nominal rate	105,692	85,148
Other permanent differences	707	1,424

Income taxes expense	R$ 106,399	R$ 86,552

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
(In thousands of Brazilian Reais)

13. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions of their paid-in amount in a liquidation prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the effects of executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	Three-months ended June 30,		Six-months ended June 30,

	2005	2004	2005	2004

Numerator
Net income applicable to common and
preferred shareholders for basic and diluted	R$ 73,377	R$ 73,229	R$ 204,461	R$ 163,885
earnings per share

Denominator
Weighted-average shares outstanding for basic
earnings per share	192,914,653	175,043,243	190,228,948	171,918,243
Effective of dilutive securities:
Executive stock options	844,629	826,268	844,629	826,268
Adjusted weighted-average shares outstanding
and assumed exercise for diluted earnings	193,759,282	175,869,511	191,073,577	172,744,511
per shares

14. Subsequent Events

In July 2005, the Company received 2 Boeing 737-300 aircraft increasing its fleet to 36 aircraft.

On July 5, 2005 the Company signed an exclusive memorandum of understanding with Inversiones y Técnicas Aeroportuárias SA de CV (ITA), to create a low-cost airline to serve the Mexican market. During the second half of 2005 the partnership expects to sign a shareholders agreement and initiate arrangements to constitute, administrate and to operate an airline in accordance with Mexican regulatory and legal requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.